SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2000

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission File Number 1-3526


             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

                         SOUTHERN ENERGY RESOURCES, INC.
                          BARGAINING UNIT SAVINGS PLAN

                      (Plan for Bargaining Unit Employees)

                       c/o SOUTHERN ENERGY RESOURCES, INC.
                             1155 Perimeter Center W
                             Atlanta, Georgia 30338



              B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              THE SOUTHERN COMPANY
                            270 Peachtree Street, NW
                             Atlanta, Georgia 30303

                         SOUTHERN ENERGY RESOURCES,INC.
                          BARGAINING UNIT SAVINGS PLAN
                                   Form 11-K

                                December 31, 2000

                                TABLE OF CONTENTS

                                                                    Page No.

EXHIBITS                                                              3

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                              4

FINANCIAL STATEMENTS

  Statements of Net Assets Available for Plan Benefits--
         December 31, 2000 and 1999                                   5

  Statement of Changes in Net Assets Available for Plan
         Benefits for the Year Ended December 31, 2000                6


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE                            7

SCHEDULE supporting financial statements

  Schedule I:  Schedule H, Line 4i--Schedule of Assets
               (Held at End of Year)--December 31, 2000              14

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                            17

                                    Exhibits




A    - Consent of Independent Public Accountants. (Contained herein at Page 17)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Southern Energy Resources, Inc.
Bargaining Unit Savings Plan:


We have audited the accompanying statement of net assets available for plan benefits of the Southern Energy Resources, Inc. Bargaining Unit Savings Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Southern Energy Resources, Inc. Bargaining Unit Savings Plan as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Atlanta, Georgia
May 25, 2001

                         SOUTHERN ENERGY RESOURCES, INC.

                          BARGAINING UNIT SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2000 AND 1999

                                            2000               1999
                                         -----------       ----------
INVESTMENTS, at fair value               $11,520,034       $8,506,472
                                         -----------       ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS   $11,520,034       $8,506,472
                                         ===========       ==========









        The accompanying notes are an integral part of these statements.

                         SOUTHERN ENERGY RESOURCES, INC.

                          BARGAINING UNIT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS:
    Investment income:

       Net depreciation in fair value of investments       $  (26,886)
       Dividends                                               524,453
       Interest                                                 31,819
                                                           -----------
              Total investment income                          529,386
                                                           -----------
    Contributions:
       Participants'                                         1,818,992
       Employers'                                              648,195
       Rollovers                                               476,810
                                                           -----------
              Total contributions                            2,943,997
                                                           -----------
              Total additions                                3,473,383

DEDUCTIONS:

    Benefits paid to participants or beneficiaries            (459,821)
                                                           -----------
NET INCREASE                                                 3,013,562

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

    Beginning of year                                        8,506,472
                                                           -----------
    End of year                                            $11,520,034
                                                           ===========





         The accompanying notes are an integral part of this statement.

                         SOUTHERN ENERGY RESOURCES, INC.

                          BARGAINING UNIT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2000 AND 1999

1.     PLAN DESCRIPTION

The following description of the Southern Energy Resources, Inc. Bargaining Unit Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Southern Energy Resources, Inc. (the "Company") covering substantially all members of the Steelworkers of America, AFL-CIO-CLC Local No. 12502 (the "Southern Energy Stateline Bargaining Unit"). The Plan was amended to permit employees of the Company who are members of the Utility Workers' Union of America Local No. 392 and 480, previously employed by Commonwealth Electric Company ("Southern Energy New England Bargaining Unit"), and members of the International Brotherhood of Electrical Workers Local No. 503, previously employed by Orange and Rockland Utilities, Inc. ("Southern Energy New York Bargaining Unit"), to participate in the Plan effective January 1, 1999 and July 1, 1999, respectively.

The Plan was established to encourage employee savings, supplement retirement and death benefits, and create a competitive compensation program for employees. The Company appointed Merrill Lynch Trust Company (the "Trustee") as trustee to execute investment transactions for the Plan. The Company serves as plan administrator. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan has distinct characteristics for the various bargaining units noted above relative to eligibility and contributions.

Southern Energy Stateline Bargaining Unit

All employees of the Company who are members of the Southern Energy Stateline Bargaining Unit are eligible to participate in the Plan upon completion of one year of service, as defined by the Plan. Participants may enroll in the Plan on the first day of any month after their completion of eligibility requirements. Participants may elect to contribute, on a pretax or an after-tax basis, in 1% increments up to 16% of their compensation, subject to certain limitations defined by the Plan, into any investment fund offered by the Plan. Participants may change their contribution percentages at any time. The Company provides a matching contribution equal to 75% of the participant's contribution up to a maximum of 6% of the participant's base compensation. The Company's matching contribution is invested solely in Southern Company common stock. Effective January 1, 2000, participants may elect to direct all or a portion of their company matching contributions to any investment fund offered by the Plan once these contributions have been credited to their accounts.

Southern Energy New England Bargaining Unit

An employee who is a member of the Southern Energy New England Bargaining Unit and an eligible employee of the Company and has completed one hour of service, as defined by the Plan, is eligible to participate in the Plan. A temporary employee, as defined by the Plan, is eligible to participate in the Plan after completion of a consecutive 12-month period of employment with the Company.

Participants may elect to contribute, on a pretax or an after-tax basis, in 1% increments up to 16% of their compensation, subject to certain limitations defined by the Plan, into any investment fund offered by the Plan. Participants may change their contribution percentages at any time. The Company provides a matching contribution equal to 100% of the participant's contribution up to a maximum of 4% of the participant's base compensation after one year of service. The Company's matching contribution is invested solely in Southern Company common stock. Effective January 1, 2000, participants may elect to direct all or a portion of their company matching contributions to any investment fund offered by the Plan once these contributions have been credited to their account.

Southern Energy New York Bargaining Unit

An employee who is a member of the Southern Energy New York Bargaining Unit, is an eligible employee of Southern Energy New York, G.P., Inc., and has completed one year of service with the Company is eligible to participate in the Plan. All acquisition employees, as defined by the Plan, who participated in the Orange and Rockland, Inc. Hourly Group Savings Plan ("O&R Plan") on June 30, 1999 were eligible to participate in the Plan effective July 1, 1999.

Participants may elect to contribute, on a pretax or an after-tax basis, in 1% increments up to 20% of their compensation, subject to certain limitations defined by the Plan, into any investment fund offered by the Plan. Participants may change their contribution percentages at any time. The Company provides a matching contribution equal to 50% of the participant's contribution up to a maximum of 6% of the participant's base compensation. The Company's matching contribution is invested solely in Southern Company common stock. Effective January 1, 2000, participants may elect to direct all or a portion of their company matching contributions to any investment fund offered by the Plan once these contributions have been credited to their account.

Participants had the opportunity to transfer their account balances from the O&R Plan to the Plan. These accounts were transferred into the Merrill Lynch Retirement Preservation Trust and then were eligible to be invested according to the participant's investment allocations, as directed under the Plan. Prior to January 1, 2000, the portion of the transferred account attributable to company matching contributions, as defined by the O&R Plan, were treated as employer matching contributions under the Plan. Effective January 1, 2000, transferred balances relative to company matching contributions, as defined by the O&R Plan, will not be invested in company stock under the Plan but will be invested at the participant's discretion.

Participant Accounts and Vesting

Each participant's account is credited with his/her contribution, the Company's matching contribution, and plan earnings (losses). Participants are immediately fully vested in their accounts.

Benefit Payments

Upon termination of service, death, or disability, a participant or his/her beneficiary (upon the death of the participant) may elect to receive an amount equal to the value of his/her account in a lump-sum distribution. If account balances are less than $5,000, participants will automatically receive a lump-sum payment. A participant or beneficiary may elect to have shares of company stock distributed in common stock. If a participant retires, he/she may elect to receive a lump-sum distribution or annual installments for a period not to exceed 20 years or life expectancy.

Rollovers

Participants may roll over a distribution from a qualified retirement plan of a previous employer to the Plan. The rollover must occur within 18 months from the date of the participant's employment with the Company.

Investment Options

Participants are offered the following investment options in which they may invest their contributions. A description of each investment option is provided below:

         Southern Company Common Stock

         This fund invests in Southern Company common stock.

         Merrill Lynch Retirement Preservation Trust

         This fund invests in government agency securities, guaranteed investment contracts, and money market instruments.

         Merrill Lynch Equity Index Trust (Tier III)

         This fund invests in certain common stocks that seek to track the performance of the Standard & Poor's 500 composite stock price index.

         Merrill Lynch Small Cap Fund (Class A)

         This fund invests in securities of small market capitalization companies.

         Merrill Lynch Global Allocation Fund (Class A)

         This fund invests primarily in U.S. and foreign equities as well as debt and money market securities.

         Mellon Balanced Portfolio Fund

         This fund invests primarily in equity, debt, and cash equivalents.

         PIMCO Total Return Fund (Class A)

         This fund primarily invests in a diversified portfolio of fixed-income securities of varying maturities.

         Mercury HW International Value Fund

         This fund invests at least 65% of its total assets in equity securities in at least three non-U.S. markets.

         Seligman High-Yield Bond Fund (Class A)

         This fund invests its assets in a diversified portfolio of high-yield, high-risk, medium- and lower-quality corporate bonds and notes (commonly referred to as junk bonds).

         Brinson U.S. Equity Fund (Class N)

         This fund invests in a wide range of equity securities of U.S. companies that are traded on major stock exchanges as well as in the over-the-counter market.

         Massachusetts Investors Trust (Class A)

         This fund primarily invests its assets in a conservative portfolio of equity securities (including common stock, preferred stock, and convertible securities) selected for their high or improving investment quality.

         Franklin Small-Cap Growth Fund (Class I)

         This fund primarily invests in equity securities of small capitalization companies.

         GAM Global Fund (Class A)

         This fund invests in securities issued by companies in any country and will normally invest in securities issued by companies in the United States, Canada, the United Kingdom, Continental Europe, and the Pacific Basin.

         GAM International Fund (Class A)

         This fund invests in securities issued by companies in any country other than the United States and will normally invest in securities issued by companies in Canada, the United Kingdom, Continental Europe, and the Pacific Basin.

         Loomis Sayles Small-Cap Value Fund (Administrative Class)

         This fund invests primarily in equity securities of small capitalization companies with good earnings growth potential and which are believed to be undervalued by the market.

         Putnam Growth Opportunities Fund

         This fund invests in equity securities, placing principal emphasis on those securities that fund management believes will benefit from the major long-term trends in the economy.

         Davis New York Venture Fund (Class A)

         This fund invests primarily in equity securities of companies with market capitalizations of at least $250 million.

         Davis Real Estate Fund (Class A)

         This fund invests primarily in securities of companies principally engaged in or related to the real estate industry which own significant real estate assets or which primarily invest in real estate financial instruments.

         Goal Manager Portfolios

                  Conservative Portfolio

                  This portfolio invests 50% of its assets in the Merrill Lynch Retirement Preservation Trust, 30% in the PIMCO Total Return Fund, and 20% among the MFS Massachusetts Investors Trust, Brinson U.S. Equity Fund, Mercury HW International Value Fund, and the Merrill Lynch Small Cap Fund.

                  Moderate Portfolio

                  This portfolio invests 10% of its assets in the Merrill Lynch Retirement Preservation Trust, 40% in the PIMCO Total Return Fund, and 50% among the MFS Massachusetts Investors Trust,

                  Brinson U.S. Equity Fund, Mercury HW International Value Fund, and the Merrill Lynch Small Cap Fund.

                  Moderate to Aggressive Portfolio

                  This portfolio invests 30% of its assets in the PIMCO Total Return Fund and 70% in the MFS Massachusetts Investors Trust, Brinson U.S. Equity Fund, Mercury HW International Value Fund, and the Merrill Lynch Small Cap Fund.

                  Aggressive Portfolio

                  This portfolio invests 100% of its assets in the MFS Massachusetts Investors Trust, Brinson U.S. Equity Fund, Mercury HW International Value Fund, and the Merrill Lynch Small Cap Fund.

Loans to Participants

A participant may borrow the lesser of $50,000, less the highest outstanding loan balance in the previous 12 months, or 50% of his/her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over the respective term of the loan. The interest rate is determined by the plan administrator based on the prime rate of the prior quarter and is fixed over the life of the note.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the net assets available for plan benefits and the changes therein. Actual results could differ from these estimates.

Administrative Expenses

All administrative expenses are paid by the Company.

Investment Valuation

Investments other than investment contracts are valued at quoted market prices. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price. The Plan's investment in the Merrill Lynch Retirement Preservation Trust Fund is fully benefit-responsive and is stated at contract value (which approximates fair value) in accordance with SOP 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans."

Investment securities, in general, are exposed to various risks, including, credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statement of net assets available for plan benefits.

Net Appreciation in Fair Value of Investments

Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for plan benefits as net depreciation in fair value of investments.

3.     INVESTMENTS

Individual assets that represent 5% or more of the Plan's net assets available for plan benefits as of December 31, 2000 and 1999 are as follows:

                                                      2000             1999
                                                  ----------       ----------
  Merrill Lynch Retirement Preservation Trust     $2,731,135       $3,525,196
  Massachusetts Investors Trust                      946,129          734,061
  Davis New York Venture Fund                        951,413          666,372
  Southern Company Common Stock                    2,501,360          869,010
  Merrill Lynch Equity Index Trust                   947,945          937,173
  Franklin Small-Cap Growth Fund                   1,204,424              N/A

The Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated as follows for the year ended December 31, 2000:


  Investments, at fair value:
      Mutual funds                           $(526,787)
      Common stock                             607,174
      Common/collective trust                 (107,273)
                                             ---------
                                             $ (26,886)
                                             =========

4.     TAX STATUS

The Plan obtained a determination letter dated June 10, 1999 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

5.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.     SUBSEQUENT EVENTS

On January 19, 2001, the Company announced, as part of its separation from Southern Company, that the Company was changing its name from Southern Energy, Inc. to Mirant Corporation. The Company began doing business as Mirant Corporation on January 22, 2001 and legally changed its name on February 26, 2001.

Effective April 2, 2001, the Plan merged with the Southern Energy Resources, Inc. Savings Plan for Covered Employees into the Mirant Services Bargaining Unit Employee Savings Plan (the "Mirant Plan"), which was established December 2000.
T. Rowe Price is the trustee of the Mirant Plan.

                                                                     SCHEDULE I
                                                                    Page 1 of 2



                         SOUTHERN ENERGY RESOURCES, INC.

                          BARGAINING UNIT SAVINGS PLAN

          SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2000


      Identity of Issuer, Borrower,                                                                                     Current
         Lessor, or Similar Party                       Description of Investment                                        Value
----------------------------------------------------------------------------------------------------------------------------------
 *   SOUTHERN COMPANY                   75,229 shares of Southern Company common stock                               $  2,501,360

 *   MERRILL LYNCH INVESTMENT MANAGERS  2,716,033 units of Merrill Lynch Retirement Preservation Trust                  2,716,033
                                        15,102 units of Merrill Lynch Retirement Preservation Trust GM                     15,102
                                        10,330 units of Merrill Lynch Equity Index Trust                                  947,945
                                        17,167 units of Merrill Lynch Small Cap Fund                                      337,151
                                        5,151 units of Merrill Lynch Global Allocation Fund (Class A)                      67,577
                                        3,714 units of Merrill Lynch Small Cap GM                                          72,952

     MFS FAMILY OF FUNDS                37,279 units of Massachusetts Investors Trust                                     746,320
                                        9,980 units of Massachusetts Investors Trust GM                                   199,809

     MERCURY FUNDS                      10,699 units of Mercury HW International Value Fund                               123,752
                                        4,134 units of Mercury HW International Value Fund GM                             101,623

     SELIGMAN GROUP                     204 units of Seligman High-Yield Bond Fund                                          1,016

     DAVIS FUNDS                        33,104 units of Davis New York Venture Fund (Class A)                             951,413
                                        2,201 units of Davis Real Estate Fund A                                            48,583


                                                                     SCHEDULE I
                                                                    Page 2 of 2


      Identity of Issuer, Borrower,                                                                                     Current
         Lessor, or Similar Party                       Description of Investment                                        Value
----------------------------------------------------------------------------------------------------------------------------------

     BRINSON FUNDS                      10,046 units of Brinson U.S. Equity Fund                                    $     156,724
                                        8,870 units of Brinson U.S. Equity Fund                                           138,367

     LOOMIS SAYLES FUNDS                730 units of Loomis Sayles Small-Cap Value Fund                                    14,977

     GAM FUNDS                          2,579 units of GAM International Fund (Class A)                                    51,633
                                        2,219 units of GAM Global Fund (Class A)                                           38,895

     FRANKLIN GROUP OF FUNDS            30,624 units of Franklin Small-Cap Growth Fund (Class I)                        1,204,424

     PIMCO FUNDS                        6,800 units of PIMCO Total Return Fund (Class A)                                   70,656
                                        17,410 units of PIMCO Total Return Fund (Class A)                                 180,885

     PUTNAM FUNDS                       10,699 units of Putnam Growth Opportunities Fund                                  234,407

     MELLON FUNDS                       8,531 units of Mellon Balanced Portfolio                                           87,536

 *   PARTICIPANTS                       Loans to participants with varying maturities and                                 510,894
                                         interest rates ranging from 8.5% to 9.5%
                                                                                                                      $11,520,034



                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      SOUTHERN ENERGY RESOURCES, INC.
                                      BARGAINING UNIT SAVINGS PLAN





                                      /s/ Vance Booker
                                      Vance Booker

                                      Senior Vice President, Administration
                                      and External Affairs

June 27 2001

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 25, 2001, included in this annual report of Southern Energy Resources, Inc. Bargaining Unit Savings Plan on Form 11-K for the year ended December 31, 2000, into the Plan's previously filed Registration Statement No. 333-44127.



/s/Arthur Andersen LLP

Atlanta, Georgia
June 25, 2001